United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: CNX Resources Corporation (CNX)

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESS OF PERSON RELYING ON EXEMPTION: 5011 Esmond, Richmond, CA 94805

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear CNX shareholders,

In 25 years of engaging with corporations I have never had to write a letter like this.

I am writing because CNX Resources Corporation (“CNX” or the “Company”) has provided false and misleading information and omitted crucial details in at least 17 DEF 14a filings — regarding the climate lobbying shareholder proposal filed by Proxy Impact (the “Representative”) on behalf of Handlery Hotels (the “Proponent”), and that this is a violation of the SEC’s anti-fraud rule (Rule 14a-9).

I realize that most of you have already voted, but this information may make you reconsider your vote - especially if you followed Glass Lewis’ recommendation – or at least will make you aware of egregious behavior by the Company.

Much of this relates to Mr. Deluliis repeated, false allegations that the Proponent was unwilling to meet and engage with CNX. For example, on March 27, 2023, Mr. Deluliis claimed that the Proponent “submi[tted] the proposal and then purposely evad[ed]” the Company in violation of “ethical and professional duties.”1 And on April 17, 2023, Mr. Deluliis claimed that “[d]espite numerous attempts at outreach . . . [the Proponent] refuse[s] to engage.”2

These statements came despite fact that the Representative provided CNX with five potential call dates between December 14, 2022 and April 25, 2023 and an offer to speak “at a mutually convenient time.” These dates were offered in the Proponent’s initial submission in November 2022 as well as in a subsequent communication on April 7, 2023 (see Exhibit A). The Company did not respond to these offers to engage. Instead, Mr. Deluliis resorted to vitriol including, notably, an often-used Twitter hashtag (#HandleryHeist) suggesting that the Proponent was engaged in improper activity.

In addition to being false and misleading, and omitting material facts, Mr. Deluliis, whose tone is often inflammatory, impugns the Proponent and its Representative’s character, personal reputation, and integrity without factual foundation (a violation of Rule 14a-9). As demonstrated in multiple DEF 14A filings3 (also see examples in Exhibit B): These include:

•	Falsely accuse the Proponent of refusing to engage with the Company while omitting that the Proponent offered multiple meeting times and days that were not accepted by the Company;
•	Claim, without any factual basis, that the Proposal is an abuse of the shareholder proposal process; and
•	Accuse, without any factual basis, the Proponent and the Representative of filing the resolution for financial gain and/or media attention.

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1 https://otp.tools.investis.com/clients/us/cnx-resources/SEC/sec-show.aspx?FilingId=16518155&Cik=0001070412&Type=PDF&hasPdf=1

2 https://otp.tools.investis.com/clients/us/cnx-resources/SEC/sec-show.aspx?FilingId=16566009&Cik=0001070412&Type=PDF&hasPdf=1

3 https://investors.cnx.com/sec-filings (related tweets begin with 3/28/23)

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These misstatements and omissions are not minor quibbles about wording or interpretations as to which reasonable people might differ. Rather, the Company made false and misleading statements and omitted information that has proven to be material. The Company’s extensive repetition of these claims in its DEF 14a filings, on the Company website, on an earnings call and on the Company and Mr. Deluliis’ social media are likely to have a significant impact on the upcoming resolution vote as evidenced by the fact that, in April, proxy advisory service Glass Lewis acted on this information and released what we believe to be an unprecedented recommendation against the Proposal, citing the Company’s misrepresentations about proponent’s actions— and not the substance of the proposal — as the main reason for its recommendation:

Glass Lewis recommendation on CNX climate lobbying proposal #5

“The Company has provided some level of disclosure concerning how its lobbying is aligned with the Paris Agreement; and in this instance, it is not clear that the proponent or its agent has worked in good faith to engage in a dialogue with the Company prior to this proposal going to a vote, thus, we are not of the view that shareholders should support this resolution at this time.

“RECOMMENDATION
We recognize the Company has provided some level of disclosure concerning how its lobbying efforts are aligned with that of the Paris Agreement. Although we believe that additional details concerning this assessment would better allow shareholders to understand how it is lobbying on climate-related matters, we have significant concerns with the proponent of this proposal and believe that support for this resolution is not warranted on that basis.”

(See Exhibit C)

The Glass Lewis recommendation was sent to thousands of its subscribers. While Glass Lewis’ lack of due diligence in researching this recommendation is shocking (neither the Proponent or Representative were contacted for comment before making such an accusatory recommendation based on their alleged behavior) – it was based on misleading and omitted information and spurious accusations that have been aggressively promoted by Mr. Deluliis in extensive outreach to investors.

We agree with Glass Lewis that egregious acts of bad faith should be a factor in recommendations, but there is enough public information available to show that Glass Lewis targeted the wrong bad actor.

To date:

The Proponent has filed a climate lobbying resolution, successfully defended itself against a frivolous No Action letter,4 filed an exempt solicitation focused strictly on the merits of the resolution,5 and has not made public posts or remarks and has even refused media inquires.

The Company, by contrast, has refused five proposed call dates for dialogue, filed a frivolous No Action letter (based on Charles Schwab’s use of a digital signature in a proof of ownership letter), made public several letters from the CEO to Proponent that uses inflammatory language and makes false allegations (to which Mr. Deluliis seems surprised – and enraged - when the Proponent does not respond to these), and extensively repeats these false claims and publicly trolls the Proponent and Representative’s business operations, motives and integrity on social media, the Company’s website, on an earnings call, and in filing an extraordinary number of exempt solicitations (because apparently Mr. Deluliis’ tweets are considered important material information for shareholders).

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4 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/handlerycnx031623-14a8.pdf

5 https://otp.tools.investis.com/clients/us/cnx-resources/SEC/sec-show.aspx?FilingId=16561974&Cik=0001070412&Type=PDF&hasPdf=1

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What Mr. Deluliis has not done is to provide the information requested in the resolution.

The Company’s report6 – consisting of a graphic with two columns asking a Yes or No question lags far behind the standards expected by investors7 and that provided by other companies.

Mr. Deluliis’ statements on behalf of CNX go far beyond the normal vigorous arguments companies make against shareholder proposals. They blatantly misrepresent the Proponent’s willingness to engage and provide inaccurate information to shareholders about the Proponent and the Representative’s actions, character, and motivations. In both substance and tone, these spurious accusations are unworthy of inclusion in a public company’s proxy solicitation statements. Nor are they worthy of a Company’s shareholders who expect a CEO to act in a professional manner and provide accurate information.

Michael Passoff

Proxy Impact

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6 https://www.cnx.com/cnx/media/Pdf/CNX-Lobbying_Trade-Assoc.pdf

7 https://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsible-climate-lobbying_APPENDIX.pdf

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EXHIBIT A

Proponent’s offers to speak with CNX: November 2022 – April 2023

Handlery Hotels offered to speak with the company in a letter on November 16, 2022

“The Shareholder is available for a meeting with the Company regarding this shareholder proposal. The dates/times will be provided by Proxy Impact.”

Proxy Impact, Handlery Hotels authorized representative, forwarded that letter to the Company on November 22, 2022, along with proposed call dates.

“Handlery Hotels and/or Proxy Impact will be available to speak with the Company via teleconference between 1:00 p.m. - 2:00 p.m. Eastern time on either Wednesday, December 14, or Wednesday, December 21, 2022. Alternatively, we would be happy to arrange for a call to discuss our proposal at a mutually convenient time.”

The Company did not respond.

The Representative responded affirmatively to a request from CNX to have a call and he provided three dates for a call.

The Company did not respond.

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EXHIBIT B

Examples of CNX CEO Deluliis’ misrepresentations, false claims and spurious accusations to Proxy Service Advisors, Investors and the Public

March 29, 2023, Excerpt from letters from CEO Deluliis to Glass Lewis and ISS

April 21, 2023, Excerpt from letter from CEO Deluliis to ISS

April 27, 2023, CEO Deluliis’ Comments on CNX Earnings Call

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March 28, 2023, Social Media Post by CEO Deluliis

Nick Deluliis ✓
@NickDeIuliis

What's the Left's newest front in its war on American jobs? The proxy advisory firm racket manipulating public corp regulation. Just another tactic of the value-appropriating ecosystem looking to take from the makers of our economy. A short 🧵 ... /1

8:03 AM · Mar 28, 2023 · **998** Views

3 Retweets **11** Likes

Nick Deluliis ✓ @NickDeIuliis · 8h
Replying to @NickDeluliis
California-based @HandleryHotels filed a shareholder proposal with @CNXTweets to force a shareholder vote on an environmental exercise that adds no value. Unfortunately, CNX isn't the first company to fall under the #HandleryHeist. ... /2

1 2 1 167

Nick Deluliis ✓ @NickDeIuliis · 8h
Handlery takes its cue from @Proxy_Impact, an org pushing Leftist policies into corp boardrooms and influencing shareholders into adopting policies that threaten American jobs, create distraction, and destroy shareholder value. /3

1 1 1 139

Nick Deluliis ✓ @NickDeIuliis · 8h
All too common with the Left's weaponization of bureaucracy to appropriate value. CNX proudly advocates for our owners, employees, industry, and region. The typical playbook of silent acquiescence that corporate America employs for these proxy adventures will not do. /4

1 1 1 146

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EXHIBIT C

Excerpts from Glass Lewis recommendation Against CNX Climate Lobbying Shareholder Proposal #5

Based on the misleading information provided by CNX Resources, Glass Lewis made the following recommendation:

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